EXHIBIT 11.      COMPUTATION OF EARNINGS PER SHARE

	Years Ended
	September 30,
	2012	2011

Net income	$ 284,261	$ 269,499
Weighted average number of shares outstanding	5,243,107	5,243,107

Net income per common share	$ 0.05	$ 0.05